Mail Stop 4561

July 20, 2007

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 1-6523**

Dear Mr. Price:

We have reviewed your response dated June 22, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 4 - Derivatives, page 108

1.   We note your response to comment four of our letter dated May 31, 2007. Please provide us with a more in-depth description of each type of hedged transaction and the related hedging instrument included within your active cash flow hedge strategy #1.

2.   Regarding cash flow hedges of forecasted purchases/issuances of assets and liabilities discussed in active cash flow hedge strategy #1, please tell us the following for each type of forecasted transaction:

  - how you aggregate similar cash flows under paragraph 29(a) of SFAS 133;
  - the defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;
  - how you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;

- whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency;
- whether you have ever changed the forecasted transaction of an established hedge; and
- if so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

3. Please provide us with your hedge documentation for a representative sample of one of your cash flow hedges of forecasted reverse repurchase agreements. Please ensure this documentation shows how you concluded that the individual pool of reverse repurchase agreements shares the same risk exposure (i.e. include your sample statistical analysis as well as the details of the underlying forecasted assets that will make up the bucket).

4. Regarding your European swaptions used as hedging instruments in active cash flow hedging relationship #2, we note that you state that you use DIG Issue G-7 to measure ineffectiveness, yet you also state that your assessment of effectiveness considers the terminal value of the swaptions, which is discussed in DIG Issue G-20. Please clarify which methodology you are using for these hedging relationships.

5. Regarding your non-cancelable foreign currency interest rate swaps discussed in active fair value hedging strategy #2, please tell us how you concluded that it was acceptable to hedge the risk only through the call date of the debt, as opposed to the maturity date of the debt. Specifically, please tell us how you concluded this was not partial-term hedging, as discussed in DIG F-2.

6. Regarding your zero-cost collars used as hedging instruments, please confirm that the collars meet all of the four conditions outlined in DIG Issue E2 to be considered zero-cost collars.

7. Regarding your use of dollar offset and cumulative dollar offset in assessing effectiveness for certain hedges, please tell us whether there were any times you failed the dollar offset method and yet still concluded that the relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

8. Regarding your use of the hypothetical derivative method pursuant to DIG Issue G7, in general, please confirm that the hypothetical derivative considered to be perfectly effective has a fair value of zero at inception of the hedge. Please also

confirm that in re-designations of cash flow hedges, the hypothetical derivative used under DIG Issue G7 has an initial fair value of zero.

9.   Regarding your net investment hedging relationships, please tell us the following:

- demonstrate for us how you meet the criteria of paragraphs 40(a) and (b) of SFAS 133 as amended;
- the tenors of the derivative instruments;
- your documented methodology for assessing effectiveness at inception and on an ongoing basis; and
- whether you have ever been required to redesignate the derivative, and if so, the circumstances surrounding such instances.

10.   We note your response to comment five of our letter dated May 31, 2007. Please tell us the following regarding the historical use of the shortcut method for your hedges of callable reverse repurchase agreements:

- the typical terms of the reverse repurchase agreements and related swaps;
- how the tenors and resets compare with the swap;
- whether you hedge on an individual item basis or as a pool; and
- if as a pool, how you ensure that the each reverse repurchase agreement in the pool would individually qualify for the shortcut method and also meet the conditions in paragraph 21(a)(1) of SFAS 133.

Form 8-K filed July 19, 2007:

Exhibit 99.1 – Press Release

Revenue – Page 3

11.   We note your disclosure regarding the $600 million gain related to the sale of private equity funds to Conversus Capital. Please tell us the following:

- the nature of your relationship and involvement with Conversus Capital before and after the sale of private equity funds;
- how the fair value of the investments sold and the amount of the gain were determined; and
- how you considered your relationship with Conversus Capital in determining that this transaction met each of the criteria in paragraph 9 of SFAS 140 to be considered a sale transaction.

Credit Quality – Page 4

12.   In your June 30, 2007 Form 10-Q, please explain why your overall allowance relative to the portfolio has decreased since year-end in light of the trends you describe, such as increased charge-offs, lower commercial recoveries, higher level of non-performing assets, and a continued move to more normalized loss levels. Clarify what you consider to be "normal" when you refer to normalized loss levels. Please provide us with your proposed disclosure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief